Vote AGAINST Directors Steven R. Specker and Dale E. Klein

Vote AGAINST Item 3 to Approve Executive Compensation at

The Southern Company’s May 24, 2017 Annual Meeting

April 24, 2017

Dear fellow Southern Company shareholder,

Top executive pay at The Southern Company (“Southern”) has become increasingly decoupled from performance due to the Compensation and Management Succession Committee’s (the “Compensation Committee’s”) decision to shield top executives from the financial impact of poorly executed key projects. Directors Steven R. Specker and Dale E. Klein serve on both the Compensation Committee and the Nuclear/Operations Committee, which has oversight responsibility for the projects that have been plagued by problems. Accordingly, we urge shareholders to vote AGAINST Item 3, to approve executive compensation (Say on Pay), and to hold Messrs. Specker and Klein accountable for the committees’ oversight failures by voting AGAINST their re-election at Southern’s annual meeting on May 24, 2017.

Botched Execution of Energy Diversification Strategy

In the 2010 Southern Annual Report, Thomas Fanning, then the newly-appointed CEO, described how the company would “satisfy the increasing demand for electricity while providing the best reliability and economic value with minimal environmental impact.” Mr. Fanning identified as top priorities the construction of two major projects: the expansion of Vogtle, a nuclear facility; and the Kemper IGCC1 plant, whose technology aimed to generate electricity from coal with less pollution.2

Originally, the Kemper plant had a 2014 completion date. However, the plant – more than $4 billion over its original $2.4 billion budget – still is not in service.3 Southern has taken pretax charges against earnings related to Kemper in 15 of the last 16 quarters (1Q13 to 4Q16) totaling $2.76 billion.4 Southern recently submitted an updated economic viability analysis showing that the Kemper plant is not currently cost-effective to run using coal.5 Wells Fargo analyst Neil Kalton identified ongoing “execution risk,” including additional problems with Kemper, as a factor in his skepticism about Southern’s strategy.6

Reporting last year by The New York Times using audio recordings of employees, internal company documents and interviews with engineers and others involved with the Kemper plant found evidence consistent not only with mismanagement of the project but also with deliberate concealment of cost overruns and delays from the public. Ed Holland, who took over as CEO of Mississippi Power (the subsidiary responsible for Kemper) in 2013, told regulators that his predecessor “had directed or allowed employees to withhold from regulators documents about cost overruns.”7

1 IGCC is the abbreviation Southern uses for “Integrated Coal Gasification Combined Cycle Facility.” Southern Company Proxy Statement filed on Apr. 7, 2017 (“2017 Proxy Statement”), at 43, n.*.

2 Southern Company 2010 Annual Report, at 4.

3 The company recently disclosed that it would miss a deadline to place the Kemper plant in service by mid-March 2017, estimating that each month of further delay would “result in additional base costs of approximately $25 million to $35 million per month.” Management disclosed that the “ultimate outcome of this matter cannot be determined at this time.” (8-K filed on Mar. 16, 2017)

4 Southern Company 2016 10-K filed on Feb. 22, 2017, at I-30.

5 See http://psc.state.ms.us/InsiteConnect/InSiteView.aspx?model=INSITE_CONNECT&queue=CTS_ARCHIVEQ&docid=382134; Transcript of Southern Company Earnings Call on Feb. 22, 2017 (available at https://seekingalpha.com/article/4048610-southern-q4-2016-results-earnings-call-transcript?part=single).

6 Russell Grantham, “Risky Projects a Cloud Over Southern Company,” The Atlanta Journal-Constitution, Feb. 10, 2017.

7 Ian Urbina, “Piles of Dirty Secrets Behind a Model ‘Clean Coal’ Project,” The New York Times, July 5, 2016.

Southern disclosed to investors last year that the Securities and Exchange Commission is formally investigating the company and Mississippi Power “concerning the estimated costs and expected in-service date” of the Kemper plant.8 Shareholder litigation has been filed, claiming that Southern failed to disclose in a timely manner delays and cost overruns to investors.9

In 2009, Southern received approval to build the Plant Vogtle Units 3 and 4 nuclear units, designed and constructed by Toshiba-Westinghouse.10 Based on a novel and untested design,11 the reactors were scheduled to be in service by 2017. Last year, Mr. Fanning told analysts that “we are doing beautifully in the new nuclear that we are building at Vogtle.”12 However, the project is $3 billion over budget and at least three years behind schedule, and the future of the Vogtle units is now uncertain.13

On March 29, Westinghouse filed for bankruptcy protection due to mounting costs at Vogtle and other nuclear projects. At a minimum, the bankruptcy will lead to additional delay and costs for the Vogtle project. Georgia regulators are contemplating whether the project should continue at all, given the bankruptcy. Stan Wise, chairman of the Georgia Public Service Commission, told The New York Times “[i]t’s a very serious issue for us and for the companies involved. If, in fact, the company comes back to the commission asking for recertification, and at what cost, clearly the commission evaluates that versus natural gas or renewables.”14

The Nuclear/Operations Committee of Southern’s Board is responsible for overseeing both the Kemper and Vogtle projects. According to its charter, the Nuclear/Operations Committee is charged with, among other things, oversight of “construction and licensing of new facilities, including review of cost estimates.”15 It also provides input to the Compensation Committee about key operational goals and metrics for the annual cash incentive program.16

Messrs. Specker and Klein have served on the Nuclear/Operations Committee since 2010, and Mr. Specker has served as its chair since 2014. The problems plaguing Kemper and Vogtle, Southern’s two largest construction projects, suggest that the Nuclear/Operations Committee has fallen short in its oversight responsibilities. As discussed more fully below, we believe that inaccurate evaluations have been made on operational metrics related to those projects used for senior executive compensation and that financial metrics have been inappropriately adjusted by the Compensation Committee, on which Messrs. Specker and Klein serve. We urge shareholders to hold Messrs. Specker and Klein accountable by voting AGAINST their re-election.

Pay and Performance Misalignment

Incentive compensation at Southern, which comprises a substantial portion of total compensation, consists of an annual cash incentive award (or bonus) and a long-term equity incentive award. Each year, the Compensation Committee selects the metrics to be used to determine the annual bonus for the coming year and the long-term equity incentive payout for the three-year cycle then getting under way.17

8 Southern Company 10-Q filed on May 5, 2016.

9 See https://www.rgrdlaw.com/cases-southerncompany.html; https://www.robbinsarroyo.com/shareholders-rights-blog/the-southern-company-march-17/.

10 Through its subsidiary Georgia Power, Southern owns 45.7% of the new units.

11 Diane Cardwell, “The Murky Future of Nuclear Power in the United States,” The New York Times, Feb. 18, 2017.

12 Q3 2016 Southern Co Earnings Call and Analyst Day, Thomson StreetEvents, Oct. 31, 2016.

13 Russell Grantham, “Plant Vogtle: More Delays Likely, Says One Partner,” The Atlanta Journal Constitution, Mar. 27, 2017.

14 Diane Cardwell & Jonathan Soble, “Westinghouse Files for Bankruptcy, in Blow to Nuclear Power,” The New York Times, Mar. 29, 2017.

15 https://s2.q4cdn.com/471677839/files/doc_downloads/list/nuclearcommittee.pdf

16 2017 Proxy Statement, at 36.

17 2017 Proxy Statement, at 40.

Southern claims that it links pay and performance in order to align executives with both shareholder and customer interests.18 But top executive pay has increased over the past several years, while total return to shareholders (“TSR”) has lagged returns to the peer index (Philadelphia Utilities Index) and the S&P 500.19

A driver for higher executive compensation levels in both the 2015 and 2016 fiscal years was the Compensation Committee’s decision to use an earnings per share (EPS) figure “adjusted” to exclude the negative earnings impact of the Kemper project and certain other items. In 2013, Southern recorded pre-tax charges of $1.14 billion20 related to Kemper and no adjustment was made for compensation metric purposes. As a result, incentive compensation payouts were “reduced significantly” for 2013. In 2014, when problems at Kemper led to a pre-tax charge of $868 million, the Compensation Committee adjusted EPS to eliminate the impact of Kemper for general incentive pay purposes; however, it exercised negative discretion to reduce, by 10-30%, the bonuses payable to several senior executives who it said should be held “accountable for high-level strategic decisions concerning the Kemper” plant.21

In 2015 and 2016, the Compensation Committee simply used adjusted EPS for all employees, including top executives, insulating them from Kemper’s negative impact on earnings. These adjustments meant the difference between executives not even achieving the threshold EPS level for payout and comfortably exceeding the target level:

●	2015:
○	EPS w/o adjustment $2.61
○	Threshold for payout $2.68
○	EPS with adjustment for Kemper $2.82[22]
●	2016:
○	EPS w/o adjustment $2.61
○	Threshold for payout $2.68
○	EPS with adjustment for Kemper and certain acquisition/integration costs $2.89[23]

18 2017 Proxy Statement, at 41.

19 TSR data appears in the 2017 Proxy Statement, at 40, while total compensation figures for Mr. Fanning are found in the Summary Compensation Tables of Southern’s last three proxy statements.

20 Southern Company Proxy Statement filed on Apr. 11, 2014, at 36.

21 Southern Company Proxy Statement filed on Apr. 10, 2015, at 34-35.

22 Southern Company Proxy Statement filed on Apr. 8, 2016 at 53-54 (“2016 Proxy Statement”).

23 2017 Proxy Statement, at 52.

Adjustments to EPS resulted in significantly higher bonus payouts to top executives.24 For Mr. Fanning and CFO Art Beattie, EPS was the sole financial metric, weighted at 40%; not achieving the threshold level would have meant a zero for performance in that category, which would have significantly reduced the “performance factor” used to calculate their bonus.25 As shown in Appendix A, had EPS not been adjusted in 2016 and 2015, Mr. Fanning would have received bonuses that were smaller by approximately $1.1 million and $947,000, respectively. The bonuses paid to Mr. Beattie in 2016 and 2015 would have been approximately $421,000 and $321,000 less, respectively.

In our view, the decision to adjust EPS to exclude Kemper’s impact is problematic in light of the more subjective nature of several other bonus metrics. Performance on “nuclear operations goals” was “above target,” “significant progress” was made on Kemper and Vogtle and Southern “performed well” on culture goals. Similarly, Mr. Fanning “demonstrated significant progress” on Kemper and Vogtle and “maintained national leadership” on various issues.26

While we do not oppose the use of qualitative incentive pay metrics, we are concerned that the only quantitatively oriented metric for the CEO and CFO was favorably adjusted for compensation purposes. What’s more, we find it troubling that the impact of the Kemper project was excluded from EPS, but “progress” on Kemper and Vogtle counted favorably toward operational and individual performance ratings. We believe that characterization of the projects, given their negative financial impact on Southern, is wholly inappropriate.

Going forward, adjusting EPS may have even more wide-ranging effects on named executive officer pay, due to a change in performance metrics used for long-term incentive compensation. Previously, Southern’s long-term equity compensation awards consisted of stock options (40%) and performance shares whose payouts were determined by relative TSR (60%). For the three-year cycle ended December 31, 2016, the last under the old arrangement, Southern failed to achieve even the threshold level of relative TSR performance (10th percentile) and thus no performance shares were earned.27

Starting in 2015, Southern eliminated stock options and began awarding performance shares whose payouts after three years depend on EPS (25%),28 equity-weighted return on equity (ROE) (25%) and relative TSR (50%). Performance shares with a grant-date value of over $26 million were awarded in 2015 and 2016 to the four most highly compensated executives, and participants can earn up to 200% of the initial award amount if the performance goals are satisfied at the maximum level after three years.29 The effect of earnings on payouts is not limited to the 25% weighting EPS has in the formula. Although Southern has not explained exactly how it plans to compute ROE, generally it is calculated as net income divided by shareholders’ equity.30 Thus, an adjustment that increases earnings also boosts ROE.

The Compensation Committee’s decision to exclude the negative financial impact of the Kemper project from the EPS metric used to determine top executive pay undermines the link between pay and performance and has led to higher pay during a time of subpar returns to shareholders. Earnings have assumed a greater role as EPS and ROE—both of which are affected by earnings adjustments—have been added to the metrics used to determine long-term equity compensation payouts. Furthermore, in our view, the use of adjusted EPS as a common metric in both the short- and long-term incentive programs is undesirable because it allows inappropriate adjustments to the metric to produce particular results under both programs. Accordingly, we believe it is important to communicate that shareholders do not support the Compensation Committee using its discretion to shield senior executive pay from the negative impact of projects that are central to Southern’s strategy and failing to exercise its discretion to reduce incentive pay for executives to hold them accountable for strategy execution missteps.

24 Mr. Fanning and Mr. Beattie were the two senior executives for whom company EPS was the sole financial bonus metric.

25 Bonus formulas for other senior executives also included business unit income goals, and company EPS had a 30% weighting for them.

26 2017 Proxy Statement, at 53.

27 2017 Proxy Statement, at 55.

28 Institutional Shareholder Services (ISS) views the use of a common performance metric in short- and long-term incentive plans to be a problematic pay practice that may motivate excessive risk-taking. United States Summary Proxy Voting Guidelines: 2017 Benchmark Policy Recommendations, at 41 (available at https://www.issgovernance.com/file/policy/2017-us-summary-voting-guidelines.pdf).

29 See 2017 Proxy Statement, at 54-55 and 2016 Proxy Statement, at 64.

30 See, e.g., Aswath Damodaran, “Return on Capital (ROC), Return on Invested Capital and Return on Equity (ROE): Measurement and Implications,” at 11 (2007) (available at http://pages.stern.nyu.edu/~adamodar/pdfiles/papers/returnmeasures.pdf).

Voting AGAINST Item 3 to approve executive compensation, and AGAINST the re-election of Directors Steven Specker and Dale Klein will send that message clearly.

If you have any questions or need additional information, please contact Laura Campos, Director, Corporate & Political Accountability, at Laura.Campos@nathancummings.org.

Sincerely,

Laura Campos	Anne Sheehan
Director, Corporate & Political Accountability	Director of Corporate Governance
The Nathan Cummings Foundation	California State Teachers’ Retirement System

Councillor Keiran Quinn	Jason Malinowski
Chairman	Chief Investment Officer
Local Authority Pension Fund Forum (LAPFF)	Seattle City Employees’ Retirement System

PLEASE NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; we are not able to vote your proxies, nor does this communication contemplate such an event.

Appendix A

Step 1: Recalculate annual bonus performance factors, assuming EPS threshold not met and all other inputs the same.

2016

Fanning	With adjustment	Weighting
EPS	1.71	0.4	0.684
Operational	1.51	0.3	0.453
Individual	1.8	0.3	0.54
Perf factor			1.677

Fanning	W/o adjustment	Weighting
EPS	0	0.4	0
Operational	1.51	0.3	0.453
Individual	1.8	0.3	0.54
Perf factor			0.993

Beattie	With adjustment	Weighting
EPS	1.71	0.4	0.684
Operational	1.51	0.3	0.453
Individual	2	0.3	0.6
Perf factor			1.737

Beattie	W/o adjustment	Weighting
EPS	0	0.4	0
Operational	1.51	0.3	0.453
Individual	2	0.3	0.6
Perf factor			1.053

2015

Fanning	With adjustment	Weighting
EPS	1.51	0.4	0.604
Operational	1.56	0.3	0.468
Individual	1.75	0.3	0.525
Perf factor			1.597

Fanning	W/o adjustment	Weighting
EPS	0	0.4	0
Operational	1.56	0.3	0.468
Individual	1.75	0.3	0.525
Perf factor			0.993

Beattie	With adjustment	Weighting
EPS	1.51	0.4	0.604
Operational	1.56	0.3	0.468
Individual	1.12	0.3	0.336
Perf factor			1.408

Beattie	W/o adjustment	Weighting
EPS	0	0.4	0
Operational	1.56	0.3	0.468
Individual	1.12	0.3	0.336
Perf factor			0.804

Step 2: Apply recalculated performance factors to “target opportunity” amounts listed in proxy statement to arrive at annual bonus amount with unadjusted EPS.

2016	Target opportunity	Perf factor w/adjusted EPS	Perf factor w/o adjustment	Bonus paid (actual)	Bonus w/o adjustment	Amount attributable to adjustment
Fanning	$1,625,000	1.68	0.99	$2,725,125	$1,608,750	$1,116,375
Beattie	$613,233	1.74	1.05	$1,065,186	$643,895	$421,291

2015	Target opportunity	Perf factor w/adjusted EPS	Perf factor w/o adjustment	Bonus paid (actual)	Bonus w/o adjustment	Amount attributable to adjustment
Fanning	$1,562,500	1.60	0.993	$2,499,125	$1,551,563	$947,563
Beattie	$525,328	1.41	0.80	$741,398	$420,262	$321,136